Norman Cay Developments Inc.

4472 Winding Lane, Stevensville, MI 49127 tel: 269-429-7002

July 15, 2010

Ajay Koduri

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development Inc.

File No. 333-167284

SEC Comment letter dated June 25, 2010

Dear Mr. Koduri:

Norman Cay Development Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of June 25, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 3, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 25, 2010.

Prospectus Cover Page

1.

Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•

Has not received enough proceeds from the offering to begin operations; and

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Has no market for its shares.

RESPONSE: We have revised the Filing accordingly.

2.

Because this is a best efforts, no minimum offering, please revise the prospectus cover page, Use of Proceeds, Capitalization, Dilution and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

RESPONSE: We have revised the filing to reflect the dilutive effect of only selling 33%, 50% and 100% of the shares being sold under this offering.

3.

Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

RESPONSE: We have revised the Filing to reflect our current status as a shell company and we have added language throughout the filing discussing the risks and additional burdens association therewith.

Prospectus Summary, page 6

4.

Disclose why the company is conducting an offering and becoming a reporting company in light of the following:

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The company was only recently incorporated and has no business operations;

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The company's sole officer and director has no experience in the company's proposed business operations and devotes her time to other businesses; and

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The offering is for minimal funds that likely will be insufficient to begin business operations, pay for the costs of the offering, and meet the costs of being a reporting company.

RESPONSE: We have added the requested disclosure to the Prospectus Summary and Business section of the Filing.

5.

Disclose whether Ms. Guidarelli, the company, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE: Neither the Company, Ms. Guiardelli nor any other affiliated or unaffiliated party has any plans to use the Company as a vehicle for a private company once the Company becomes reporting. The Company is in the process of identifying and seeking out various entry points into the wireless reseller industry and continues to seek out such opportunities in an effort to create a viable entity.

The Company Overview, page 6

6.

We note your intention to become an authorized reseller of wireless telephones and service plans and to operate through storefront and kiosk locations. Please revise the prospectus in the appropriate places to clarify that, currently, you are not an authorized reseller of wireless telephones and service plans or an operator of any storefront or kiosk locations.

RESPONSE:

We have revised the Filing accordingly.

7.

In addition to hiring the qualified persons referenced in the last paragraph on page 6, please revise in the appropriate places to explain the concrete business steps you intend to take to procure licenses from wireless wholesalers.

RESPONSE:

We have revised the Filing accordingly.

8.

We note Ms. Guidarelli is the Vice President of Account Management for CPGjobs which appears to be based in Pasadena, CA, as well as the operator of her own business, Guidarelli Staffing Solutions, LLC (at www.guidarelli.com), which appears to be based in Michigan. Further, it appears your operations are based in Stevensville, ML. Since your business plan includes opening stores and kiosks to sell wireless phones and service plans, please revise to disclose where you intend to open these locations.

RESPONSE:

CPGjobs is headquartered in California but operates through remote locations all over the country. Mr. Guidarelli's involvement is limited to Michigan. However, we have amended the Filing to include that our initial operations will likely be in Michigan.

9.

We note you intend to acquire multiple reseller licenses and be a retailer of multiple wireless telephones and service plans. Please revise in the appropriate places to explain the operational differences between being a reseller of multiple wireless telephones and services rather than one wireless service provider and the challenges associated with being a reseller of competing brands rather than one brand.

RESPONSE:

We have considered your comment any we believe that there is no additional challenge associated with offering multiple competing brands, our business model, as disclosed throughout, will be to capitalize on our ability to allow customers to have a one-stop-shop for their cellular needs. We believe that offering multiple carriers under one roof will give us added flexibility to attract and retain clients.

10.

Please revise in the appropriate places to explain in more detail and adequately support the following assertions:

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What are the specific wireless solutions that will attract new customers more quickly than your competitors (pages 6 and 14);

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How you will sustain lower operating costs than your competitors (pages 6 and 15), including substantially lower costs than most of your competitors (page 15);

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How you will use your capital more effectively in your business to offer a wide range of styles and service plans (discussing these specifics of these styles and plans) (pages 6 and 15);

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How you will be able to achieve a significantly lower cost per gross customer addition (page 14); and,

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How you plan to offer a differentiated services (page 15).

In this regard, it is unclear upon what bases you can make these assertions when you are in the development stage and your sole officer and director has no experience in the wireless business.

RESPONSE: As stated, we are in the process of establishing our reseller's licenses and until such time as we have those licenses in place we cannot speak with any specificity as to the specific type of plans and wireless solutions we may be able to offer in the future. We have amended the Filing to more accurately reflect that our growth strategy is simply that a strategy and that until such time as we have begun substantive operations we will not be able to adequately asses what portions of our strategy will be appropriate.

11.

Please revise in the appropriate places to outline your plan to retain qualified persons or consultants to perform the marketing and resale of your products or state that you have no current concrete plans to hire such persons or consultants.

RESPONSE: We have revised the Filing to state, unequivocally, that our intention is to hire and retain qualified personnel, but that the Company has no immediate plans or persons in mind.

Risk Factors. page 8

12.

We refer you to Item 503(e) of Regulation S-K. Please revise to include risk factors regarding your:

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Lack of an operating history,

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Lack of an external credit facility,

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Dependence on attaining wireless reseller licenses,

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Dependence on attaining reasonable leases for your stores and kiosks,

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Dependence on hiring an individual to develop and execute a viable marketing and resale program,

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Dependence on debt financing from private investors (as mentioned at the bottom of page 15) to fund your operations,

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Financial position, and

•

The auditor's substantial doubt of your ability to continue as a going concern.

RESPONSE:

We have revised the Filing accordingly.

Risks Related to Our Business, page 8

13.

Please revise this subheading and the immediately following risk factor subheading to refer to your proposed business.

RESPONSE:

We have revised the Filing accordingly.

Key management personnel may leave the Company, page 9

14.

Revise this risk factor disclosure and subheading to focus on the fact that you are dependent upon your sole officer and director, who lacks experience in your proposed   business and devotes her time to her other businesses.

RESPONSE:

We have revised the Filing accordingly.

Use of Proceeds, page 12

15.

Please revise to disclose how you determined the net proceeds from this offering will allow you to operate for the next 12 months. Clarify what your intended business activities will be the next 12 months.

RESPONSE:

We have revised the Filing accordingly.

Description of Our Business, page 14

16.

Please refer to Item 101 (h)(iv) and provide a robust discussion of the competition in your proposed business.

RESPONSE:

We have revised the Filing accordingly.

Management's Discussion and Analysis, page 15

17.

In this section, please reference your auditor's substantial doubt of your ability to continue as a going concern.

RESPONSE:

We have revised the Filing accordingly.

18.

Please revise to provide a time line for achieving each step in your proposed business plan and the associated costs. For example, disclose your costs for obtaining a reseller license, leasing and building out a storefront or kiosk, buying the necessary start-up equipment, hiring employees, and generally starting operations. Discuss when you expect to complete each step. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your lack of an external credit facility.

RESPONSE:

We have revised the Filing accordingly.

19.

You disclose that you have financed your operating and cash flow needs through debt financing from private investors. Please disclose the amount of funding you have received and the material terms of the loans. In this regard, we note your disclosure in Note 3 and Note 6 to the financial statements that you issued a note payable on April 29, 2010 for $9,928 and a note payable on May 10, 2010 for $20,000. Discuss how these notes impact your liquidity and how you intend to satisfy your obligations under the notes. File your material debt agreements as exhibits.

RESPONSE:

We have revised the Filing accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 17

20.

Please disclose how long Ms. Guidarelli has been employed by CPGjobs. Further, please refer to Item 401 (e) and discuss the specific experiences, qualifications, or skills that Ms. Guidarelli possesses that support your conclusion that she should serve as director of the company.

RESPONSE:

We have revised the Filing to include the length of time Ms. Guidarelli has been with CPGjobs. However, we do not believe that any justification as to why Ms. Guidarelli should serve as our director is called for under item 401(e). Ms. Gulardelli is our founder and her efforts alone will be the driving force behind the success or failure of the Company which we believe makes her singularly qualified to serve as our director.

21.

Please revise to make clear that you have one officer and director who is the same person.

RESPONSE:

We have revised the Filing accordingly.

Summary Compensation Table, page 18

22.

Please identify the period covered by the executive compensation tables. In addition, please revise the "Stock Awards" column of the summary compensation table to disclose   the grant date aggregate fair value of the stock award computed in accordance with F ASB ASC Topic 718 rather than the aggregate number of shares underlying the award. Refer to Regulation S·K Item 402(n)(v) and the Instructions to Item 402(n)(2)(vi) and (vi).

RESPONSE:

We have revised the Filing accordingly.

23.

Please disclose that, effective as of May 1, 2010, Ms. Guidarelli will earn a monthly fee of $2,500.00 per month. We refer you to Section 3 of the Management Agreement filed as Exhibit 10.1.

RESPONSE:

We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the June 25, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Shelly Guidarelli

Shelly Guidarelli

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